UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CRYO-CELL International, Inc.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 228895108
(Cusip Number) Steven Lanter, Esq. Luse Gorman Pomerenk & Schick, PC 5335 Wisconsin Avenue, NW, Suite 780 Washington, D.C. 20015 (202) 274-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): George Gaines N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) (b) :⁪
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,042,500
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,042,500
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,042,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ⁪
13. Percent of Class Represented by Amount in Row (11): 10.6%
14. Type of Reporting Person (See Instructions): IN

Item 1.                                Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (“CCII”). The address of the principal executive offices of CCII is 700 Brooker Creek Blvd., Suite 1800, Oldsmar, FL 34677.

Item 2.                                Identity and Background.

(a)	George Gaines
(b)	George Gaines’ business address is 631 El Jina Lane, Ojai CA 93023.

(c)	George Gaines is a director of CCII and a private equity professional.

(d)	During the last five years, George Gaines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, George Gaines has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	George Gaines is a United States citizen.

Item 3.                                Source and Amount of Funds or Other Consideration

The Reporting Person owns 1,000,000 shares of Common Stock acquired in open market purchases using personal funds. The Reporting Person estimates that the total amount of funds used to acquire these shares was $2,214,400. These Common Stock acquisitions were made between January 2005 and May 2014. None of the shares of Common Stock was acquired pursuant to a margin account, and there is currently no margin.

The Reporting Person also holds 42,500 stock options granting him the right to acquire 42,500 shares of Common Stock.

Item 4.                                Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes. The Reporting Person is a director of CCII.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of CCII from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons may also dispose of shares of Common Stock of CCII from time to time in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons or persons affiliated therewith may also enter into transactions directly with CCII with respect to the acquisition or disposition of shares, or otherwise.

 Item 5.                                Interest in Securities of the Issuer.

(a) - (b)

The Reporting Person may be deemed the beneficial owner of 1,042,500 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Those shares include 42,500 stock options granting him the right to acquire 42,500 shares of Common Stock. Based upon 9,821,165 shares of Common Stock outstanding as of August 31, 2014 and giving effect to the possible acquisition of an additional 42,500 shares pursuant to stock options held by the Reporting Person, this represents beneficial ownership of approximately 10.6% of the shares of Common Stock to be outstanding upon exercise of the above-reference stock options.

(c)  The Reporting Person has had no transactions in CCII’s Common Stock in the last sixty days.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of CCII, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to Be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2014

By: /s/ George Gaines George Gaines